UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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SEC FILE NUMBER
2-85602-D
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                                   FORM 12b-25
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CUSIP NUMBER
595416-10-8
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                           NOTIFICATION OF LATE FILING

(Check One):
     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                  For Period Ended: March 31, 2002
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Mid-Power Service Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

3800 Howard Hughes Parkway, Suite 860A
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Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada  89109
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company has determined to change the presentation of certain items in its financial statements, which resulted in unexpected delays in completing the necessary review of the report.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           James R. Kruse                      801              531-7090
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               (Name)                      (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [ ] Yes [X] No

         The Company's report on Form 8-K, filed September 14, 2001, has not been amended to include the audited financial statements and pro forma financial information for the acquired business, if required.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects that its net losses for the quarter and nine months ended March 31, 2002, will be approximately $832,000 and $1,952,000, respectively, as compared to net losses for the corresponding quarter and nine months in the preceding fiscal year of $7,353 and $20,599, respectively. The change is attributable to the Company's active business operations during the current fiscal year as contrasted to the previous fiscal year, during which it was inactive.

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                          Mid-Power Service Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 16, 2002                     By /s/ Kenneth M. Emter
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                                           Kenneth M. Emter, Secretary/Treasurer

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